Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1 212 506 5000 orrick.com Janet A. Barbiere, Esq. (212) 506-3522 jbarbiere@orrick.com

April 8, 2022

Arthur Sandel

Special Counsel

Office of Structured Finance

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Commercial Mortgage Securities Inc. Registration Statement on Form SF-3 Filed February 14, 2022 File No. 333-262701

Dear Mr. Sandel and Mr. Bancroft:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned registration statement (the “Registration Statement”). We have reviewed your letter dated March 11, 2022 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registration Statement and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our amended registration statement (the “Amended Registration Statement”) submitted herewith. Included with this letter is a clean copy of the Amended Registration Statement together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

April 8, 2022

Below are our responses, on behalf of the Registrant, to the comments included in your Comment Letter. The applicable response follows each Staff comment, which has been retyped in italics below.

Registration Statement on Form SF-3

General

1.	We note your use of LIBOR-based disclosure throughout the form of prospectus when discussing interest rates for floating-rate notes and swap contracts. In light of the forthcoming cessation of all remaining LIBOR indices, please explain to us whether you intend to use LIBOR as a basis for any floating-rate notes or swap contracts and why this is appropriate. If you do not to intend to use LIBOR as a benchmark, please revise your disclosure throughout the prospectus either to identify the benchmark index you plan to use, if known, or to provide appropriate placeholders for a generic benchmark other than LIBOR. Please also include any appropriate risk factors regarding the use of a new benchmark and any other relevant risk factors related to LIBOR transition efforts.

The Registrant has revised the form of prospectus to remove references to floating rate certificates, floating rate mortgage loans and related terms. Accordingly, the above question posed by the Commission is no longer applicable; however, no inference should be made by the Registrant’s decision to revise the form of prospectus in this manner.

Form of Prospectus

Risk Factors, Page 58

2.	To the extent that you believe investors in these asset-backed securities may be impacted by climate-related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these specific risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (Feb. 8, 2010).

The Registrant has incorporated a risk factor on climate change in the form of prospectus under the heading “Climate Change May Lead to an Increase in the Frequency of Natural Disasters and Extreme Weather Conditions in Certain States in Which the Mortgaged Properties are Located, Which May Adversely Affect the Value of the Affected Mortgaged Properties and the Ability of the Borrowers to Make Payments on the Related Mortgage Loans” in response to the Staff’s comments.

April 8, 2022

The Registrant will continue to monitor the consequences of climate-related events, including legislation and regulations that relate to climate change and that have (or would be expected to have) an impact on commercial real estate and, if the Registrant determines that such events would be reasonably likely to have a material adverse effect on investors in commercial mortgage-backed securities, the Registrant will disclose such risks to investors.

U.S. Credit Risk Retention

Qualifying CRE Loans, Page 257

3.	Your disclosure refers to certain credit risk retention requirements under "Regulation RR of the Securities Act." Please revise your disclosure here and elsewhere in the form of prospectus to reflect that Regulation RR is promulgated under the Securities Exchange Act.

The Registrant has revised the disclosure in the form of prospectus, where applicable, to reflect that Regulation RR is promulgated under the Securities Exchange Act, in response to the Staff’s comments.

4.	The disclosure in this section appears duplicative of the section also entitled "Qualifying CRE Loans" beginning on page 269. Please revise to delete one of the sections, as applicable.

The Registrant has revised the form of prospectus to delete the duplicative Qualifying CRE Loans disclosure, in response to the Staff’s comments.

Part II – Information Not Required in Prospectus

Item 14. Exhibit Index, page II-4

5.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrant has filed the remaining exhibits with the Amended Registration Statement.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 506-3522.

April 8, 2022

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere, Esq.

cc:	Ryan O’Connor, Esq. William C. Cullen, Esq.